Northsight Capital, Inc.

7580 E Gray Rd., Ste 103

Scottsdale, AZ 85260

Securities and Exchange Commission February 8, 2018

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re: Northsight Capital, Inc.

Registration Statement on Form S-1

Filed October 31, 2017

File No. 333-216863

Dear Mr. Reynolds:

This is in response to the comment letter of the Securities and Exchange Commission dated November 22, 2017 (“Comment Letter”) on the above referenced Registration Statement.

We have revised our Registration Statement in response to the Comment Letter and updated it as necessary. We have concurrently transmitted to the Commission via the Edgar system Amendment No. 2 to the above referenced Registration Statement.

Each of the Commission’s comments is set forth below, followed by the company’s response thereto.

Prospectus Cover

1.Please revise the third paragraph and throughout the filing, including in the Plan of Distribution, that your shares are quoted on the OTC Pink marketplace and that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board, the OTCQX or OTCQB, at which time the shares may be sold at prevailing market prices or in privately negotiated transactions.

Company response: The company shares are now quoted on the OTCQB, rendering the requested changes unnecessary.

Northsight Capital, Inc., page 6

2.Please describe the material terms of your agreement with Crush Mobile, LLC including the variety of conditions you reference. Clarify the terms under which management of Crush Mobile will take over management of the company.

Company response: The acquisition transaction with Crush Mobile has since been closed. We have provided expanded disclosure of the material terms of the agreement. We have also disclosed that under Amendment No.1 of the Agreement, Crush management is no longer taking over management of the company, although certain members of Crush’s management will be consultants to the Company.

3.Given your financing challenges, please tell us how you intend to meet the financing conditions for the acquisition.

Company response: We have disclosed that under Amendment No.1 of the Agreement, Crush waived the financing condition of the Agreement.

Governmental Regulation, page 27

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2018

4.We note your statement on this page that certain federal laws regarding cannabis do not currently apply to your business. Please describe in greater detail the basis for this statement, including the company’s inquiry into this matter. Make similar changes in your risk factor titled “Evolving Regulation of the Cannabis Industry May Affect Us Adversely” on page 19.

Company response: We have made the requested disclosures.

Transactions with Related Parties, page 38

5.Please provide complete disclosure of related party transactions for the two fiscal years preceding the registrant’s last fiscal year as required by Instruction 1 to Item 404 of Regulation S-K. Disclose the name of each related person, including significant shareholders as required by Item 404(a)(1) of Regulation S-K.

Company response: We have made the requested disclosures.

Signatures

6.Please revise the signature blocks, to conform to the form required by Form S-1, to clearly indicate the date the filing is signed by each signer and that the registration statement is being signed by each person in the capacity indicated.

Company response: We have made the requested changes to the signature blocks.

Interim Financial Statements for the six-month period ended June 30, 2017

7.We note that you did not provide an interim statement of stockholder’s deficit but discussed transactions in the notes. There does not appear to be sufficient information in the notes to support the changes in the equity balances. Please provide us with a summarized roll-forward schedule of each of the separate accounts comprising shareholders’ equity from December 31, 2016 to September 30, 2017.

Company response: We have attached the requested roll-forward schedules.

Notes to Unaudited Condensed Financial Statements Note 16 – Revision of Prior Period Financial Statements, page F-12

8. We note your disclosure that during the second quarter of 2017, you identified an immaterial error relating to the recognition of warrants not yet received during the year ended December 31, 2016. We also note that you have corrected this error for the interim period ended June 30, 2016. Please provide us the following:

•quantify the effect of this error to any of the prior periods not mentioned in your disclosures, including the impact on your results of operations for the year ended December 31, 2016; and

•provide an explanation of the quantitative and qualitative factors considered by management in determining that the effect of the loss on securities in the amount of $175,044 or 13% increase in net loss was not material to results of operations for the interim period ended June 30, 2016 or to any of the prior periods affected by this error.

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2018

Company response: The transaction referenced in comment 8. relates to the de-recognition of warrants which were due to the company from Tumbleweed Holdings in conjunction with our closing of the joint venture agreement on February 29, 2016. Since these warrants were due to the company, we recorded them on our books; they were however never delivered. During the preparation of our financial statements for the year ended December 31, 2016, the company determined that it should not have recorded the warrants until they were actually received and therefore has revised the quarterly financial statements for the periods ended March 31, June 30 and September 30, 2016.Management did not believe that this decision required a restatement of prior period financials because of the nature of the investment. While the loss does represent a 13% increase i net loss, management believed that since the charge was non-cash and the asset itself was a non-cash warrant contract that would have been difficult, if not impossible to liquidate, it was not likely that a reasonable investor would have considered this information significant.

The asset was recorded on our books during the quarter ended 03/31/16 and removed at year end 2016, so there are no prior period or year-end 2016 effects of this difference for this transaction.

Quantitative effective this transaction on our 33116, 63016 in 93016 financials. Can be found in the respective 03/31/17, 06/30/17 and 09/30/17 quarterly filings, but they are also summarized below:

For the three months ended March 31, 2016

	March 31, 2016
	As Previously		As
Balance Sheet	Reported	Adjustments	Revised

Available for sale securities	$165,284	$(165,284)	$-

Accumulated other comprehensive loss	(9,760)	9,760	-

Total stockholders' deficit	(1,847,786)	(165,284)	(2,013,070)

	For the Three Months Ended March 31, 2016
	As Previously		As
Statement of Operations	Reported	Adjustments	Revised

Loss on investments	$(300,707)	$(175,044)	$(475,751)

Net loss	(769,734)	(175,044)	(944,778)

Loss on marketable securities	(9,760)	9,760	-

Total comprehensive loss	(779,494)	(165,284)	(944,778)

Net loss-basic and diluted	(0.01)	-	(0.01)

	For the Three Months ended March 31, 2016
	As Previously		As
Statement of Cash Flows	Reported	Adjustments	Revised

Net loss	$(769,734)	$(175,044)	$(944,778)

Loss on investments	300,707	175,044	475,751

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2018

For the three and six months ended June 30, 2016

	June 30, 2016
	As Previously		As
Balance Sheet	Reported	Adjustments	Revised

Available for sale securities	$286,901	$(286,901)	$-

Accumulated other comprehensive income	111,857	(111,857)	-

Total stockholders' deficit	(2,265,004)	(286,901)	(2,551,905)

	For the Three Months Ended June 30, 2016
	As Previously		As
Statement of Operations	Reported	Adjustments	Revised

Loss on securities	$(300,707)	$(175,044)	$(475,751)

Net loss	(568,555)	(175,044)	(568,555)

Gain on marketable securities	121,347	(121,347)	-

Total comprehensive loss	(446,938)	(121,617)	(568,555)

Net loss-basic and diluted	(0.01)	-	(0.01)

	For the Six Months Ended June 30, 2016
	As Previously		As
Statement of Operations	Reported	Adjustments	Revised

Loss on securities	$(300,707)	$(175,044)	$(475,751)

Net loss	(1,338,289)	(175,044)	(1,513,333)

Gain on marketable securities	111,857	(111,857)	-

Total comprehensive loss	(1,226,432)	(286,901)	(1,513,333)

Net loss-basic and diluted	(0.01)	-	(0.01)

	For the Six Months ended June 30, 2016
	As Previously		As
Statement of Cash Flows	Reported	Adjustments	Revised

Net loss	$(1,338,289)	$(175,044)	$(1,513,333)

Loss on investments	300,707	175,044	475,751

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2018

For the three and nine months ended September 30, 2016:

	September 30, 2016
	As Previously		As
Balance Sheet	Reported	Adjustments	Revised

Available for sale securities	$104,084	$(104,084)	$-

Accumulated other comprehensive income	(70,960)	70,960	-

Total stockholders' deficit	(2,830,729)	(104,084)	(2,934,813)

	For the Three Months Ended September 30, 2016
	As Previously		As
Statement of Operations	Reported	Adjustments	Revised

Loss on securities	$(13,141)	$-	$(13,141)

Net loss	(422,546)	-	(422,546)

Loss on marketable securities	(182,817)	182,817	-

Total comprehensive loss	(605,363)	(182,817)	(422,546)

Net loss-basic and diluted	(0.00)	-	(0.00)

	For the Nine Months Ended September 30, 2016
	As Previously		As
Statement of Operations	Reported	Adjustments	Revised

Loss on securities	$(313,848)	$(175,044)	$(488,892)

Net loss	(1,760,835)	(175,044)	(1,935,879)

Loss on marketable securities	(70,960)	70,960	-

Total comprehensive loss	(1,831,795)	(104,084)	(1,935,879)

Net loss-basic and diluted	(0.02)	-	(0.02)

	For the Nine Months ended September 30, 2016
	As Previously		As
Statement of Cash Flows	Reported	Adjustments	Revised

Net loss	$(1,760,835)	$(175,044)	$(1,935,879)

Loss on investments	313,848	175,044	488,892

	Common Stock		Additional Paid-in Capital $	Subscription Receivable $	Accumulated Deficit $	Total $
	Shares	Amount $

Balance, December 31, 2015	112,761,581	112,762	16,966,288	62,000	(18,718,329)	(1,577,279)

Common Stock issued for settlement of obligations	75,000	75	7,425			7,500
Warrants issued as compensation			102,594			102,594
Warrants issued in conjunction with joint venture			475,751			475,751
Net loss					(1,965,081)	(1,965,081)

Balance, December 31, 2016	112,836,581	112,837	17,552,058	62,000	(20,683,410)	(2,956,515)

Common Stock issued for settlement of prior obligation	400,000	400	61,600	(62,000)		-
Common Stock issued for settlement of obligation	1,631,660	1,631	80,417			82,048
Common stock sold, net offering costs	1,000,000	1,000	24,000			25,000
Common stock issued in conjunction with Tumbleweed settlement	1,850,000	1,850	128,900			130,750
Net Loss					(580,502)	(580,502)
Balance, September 30, 2017	117,718,241	117,718	17,846,975	-	(21,263,912)	(3,299,219)

Note 17- Subsequent Events, page F-14

9.We note that you entered into a definitive agreement to acquire all the outstanding membership interests of Crush Mobile, LLC for an aggregate of approximately 8 million shares of common stock, plus $85,000 in cash on August 8, 2017. Please provide the financial statements for Crush Mobile, LLC and the pro forma financial information as required by Rule 3-05 and Article 11 of Regulation S-X.

Company response: the requested financial statements have been provided. As discussed with Ms. Joanna Lam, SEC Staff Accountant assigned to this filing, we have included the unaudited Crush Financial statements, with the understanding that the Company will provide the audited financial statements no later than 75 days after the closing of the Crush transaction.

Exhibits

10.The legal opinion should be based on a review of all necessary or appropriate documents for the purposes of the opinion and not merely the documents counsel subjectively deems necessary. Such documents should not be qualified or limited by reference to a list of enumerated documents such as Schedule B. Please revise accordingly.

Company response: Company counsel has made the requested changes to the legal opinion.

11.Please include all your material agreements, including your agreement with Crush Mobile in your list of exhibits.

Company response: We have made the requested changes to the list of exhibits.

We look forward to the Staff’s response to the Form S-1 amendment filed concurrently with this response letter.

Sincerely,

Northsight Capital, Inc.

/s/ John Venners,

John Venners

EVP Operations

cc: Ruairi Regan, SEC Examiner (email)